Exhibit 99.1

Notice of 2025 Annual General Meeting Friday, 27th June 2025 at 11.00am Venue: Lochside House 3 Lochside Way Edinburgh EH12 9DT U.K.

NuCana plc

77-78 Cannon Street, London, England, EC4N 6AF

Company number: 03308778

NOTICE OF 2025 ANNUAL GENERAL MEETING

NOTICE OF 2025 ANNUAL GENERAL MEETING

NOTICE is hereby given that the 2025 annual general meeting of NuCana plc (the “Company”) will be held on 27 June 2025 at 11.00am at Lochside House, 3 Lochside Way, Edinburgh EH12 9DT, UK for transaction of the following business:

Ordinary Resolutions

To consider and, if thought fit, pass the following resolutions (1 to 6 inclusive), which will be proposed as ordinary resolutions:

1.	To re-elect (as a Class II director) Dr Cyrille Leperlier, who is retiring by rotation in accordance with the Articles of Association of the Company, as a director of the Company.

2.	To re-elect (as a Class II director), Dr Elliott Levy, who is retiring by rotation in accordance with the Articles of Association of the Company, as a director of the Company.

3.	To re-appoint Ernst & Young LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company.

4.	To authorise the directors to determine the remuneration of the auditors of the Company.

5.	To receive the Company’s audited accounts for the financial year ended 31 December 2024, together with the Strategic Report, Directors’ Report and Auditors’ Report on those accounts.

6.	To receive and approve the Directors’ Remuneration Report for the financial year ended 31 December 2024.

Recommendation

The directors of the Company consider that all the proposals to be considered at the AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of all the proposed resolutions as they intend to do in respect of their own beneficial holdings.

BY ORDER OF THE BOARD	Registered office
77-78 Cannon Street
London
England
EC4N 6AF

Martin Quinn
Company Secretary
30 May 2025

YOUR VOTE IS IMPORTANT. Members will be able to attend the AGM in person however you are strongly encouraged to vote on all resolutions in advance of the AGM by appointing the Chair of the meeting as your proxy. Further details on how shareholders can appoint the Chair of the meeting as their proxy are set out in this document.

NOTICE OF 2025 ANNUAL GENERAL MEETING

NOTES

The following notes explain your general rights as a member and your right to attend and vote at the annual general meeting or to appoint someone else to vote on your behalf.

1.

Any member entitled to attend, speak and vote at the annual general meeting may appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company but must attend the meeting. A member may appoint more than one proxy in relation to the annual general meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company’s registrar, Computershare Investor Services PLC (“Computershare”), at the address below.

2.

Only those members registered in the register of members of the Company as at 11am on 25 June 2025 or, in the event that the meeting is adjourned, in such register not later than 48 hours before the time of the adjourned meeting, shall be entitled to attend, or vote (whether in person or by proxy) at the meeting in respect of the number of shares registered in their names at the relevant time.

3.

A form of proxy has been provided for use by members. To be valid it should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority) to the Company’s registrar, Computershare, at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, not later than 48 hours (not including non-business days) before the time appointed for holding the annual general meeting or any adjourned meeting or, in the case of a poll taken more than 48 hours after it is demanded, not less than 24 hours before the time appointed for the taking of the poll.

4.

In the case of a corporation, the form of proxy must be executed under its common seal (or such form of execution as has the same effect) or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares.

5.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

6.

CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service may do so for the meeting and any adjournments of it by utilising the procedures described in the CREST Manual. The message, (a CREST proxy instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s registrar, Computershare not later than the time stated in Note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Company’s registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by EUI.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by any particular time. Reference should be made to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

7.

Proxymity Voting. If you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Company’s registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 11.00am BST on 25 June 2025 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy.

NOTICE OF 2025 ANNUAL GENERAL MEETING

8.

The completion and return of a form of proxy will not preclude a member from attending in person at the meeting and voting should he/she wish to do so, but if a member appoints a proxy and attends the meeting in person, the proxy appointment will automatically be terminated. Further, the appointment under the form of proxy may be terminated by the member prior to the commencement of the meeting (or any adjournment of the meeting). To be valid, the notice of termination of the authority of the person appointed to act as proxy must be deposited at the offices of the Company’s registrar, Computershare at, not less than 48 hours (not including non-business days) before the time fixed for the holding of the annual general meeting or any adjournment thereof (as the case may be).

9.

Under Section 527 of the Companies Act 2006 (the “Act”), members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the annual general meeting; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Act. The Company may not require the members requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under Section 527 of the Act, it must forward the statement to the Company’s auditors not later than the time when it makes the statement available on the website. The business which may be dealt with at the annual general meeting includes any statement that the Company has been required, under Section 527 of the Act, to publish on a website.

10.

Copies of the directors’ service contracts and letters of appointment for non-executive directors will be available for inspection at the Global Headquarters of the Company at 3 Lochside Way, Edinburgh EH12 9DT during normal business hours on any week day (public holidays excepted) from the date of this Notice of annual general meeting until the date of the annual general meeting, and at the place of the annual general meeting for one hour before the meeting and at the meeting itself.

11.

Except as set out in the notes to this Notice, any communication with the Company in relation to the annual general meeting, including in relation to proxies, should be sent to the Company’s registrar, Computershare at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY. No other means of communication will be accepted. In particular, you may not use any electronic address provided either in this Notice or in any related documents to communicate with the Company for any purpose other than those expressly stated.

NOTICE OF 2025 ANNUAL GENERAL MEETING

EXPLANATORY NOTES TO THE RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING

The resolutions to be proposed at the AGM of the Company to be held on 27 June 2025 at 11.00am are set out in this Notice of AGM. The following notes provide an explanation to the resolutions being put to shareholders.

Ordinary Resolutions

Resolutions 1 to 6 are proposed as ordinary resolutions. Assuming that a quorum is present, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. On a poll, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

Resolution 1 - 2: Re-election of directors

Under the Company’s Articles of Association there are three classes of board members (Class I, Class II and Class III) with each class having a specified term of office. The Company’s Articles of Association require the Class II directors to retire from office this year. Cyrille Leperlier currently serves as a Class II director. Cyrille Leperlier is retiring and (being eligible) is standing for re-election as a Class II director at the AGM. Elliott Levy currently serves as a Class II director. Elliott Levy is retiring and (being eligible) is standing for re-election as a Class II director at the AGM. Biographical information for each director standing for re-election is included on page 7 of this Notice.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF EACH OF CYRILLE LEPERLIER AND ELLIOTT LEVY TO THE BOARD OF DIRECTORS.

Resolution 3: Re-appointment of auditors

The Act requires that auditors be appointed at each general meeting, at which accounts are laid, to hold office until the next AGM. The appointment of Ernst & Young LLP as auditors of the Company terminates at the conclusion of the AGM. They have indicated their willingness to stand for reappointment as auditors of the Company until the conclusion of the AGM in 2026.

The Audit Committee has assessed the effectiveness, independence and objectivity of the auditors, Ernst & Young LLP, and concluded that the auditors were in all respects effective.

THE BOARD RECOMMENDS A VOTE FOR THE RE-APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS.

Resolution 4: Authorising and fixing the remuneration of the auditors

This resolution gives authority to the directors to determine the auditors’ remuneration.

It is normal practice for shareholders to resolve at the AGM that the directors shall decide on the level of remuneration of the auditors for the audit work to be carried out by them in the next financial year. The amount of the remuneration paid to the auditors for the next financial year will be disclosed in the next audited accounts of the Company.

THE BOARD RECOMMENDS A VOTE FOR THE AUTHORISATION OF THE DIRECTORS TO DETERMINE THE AUDITORS’ REMUNERATION.

Resolution 5: Laying of accounts

The directors are required to present to shareholders at the AGM, the annual accounts of the Company for the year ended 31 December 2024, the Strategic Report, the Directors’ Report and the Auditors’ Report on the accounts.

THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION TO RECEIVE THE ANNUAL ACCOUNTS OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER 2024, THE STRATEGIC REPORT, THE DIRECTORS’ REPORT AND THE AUDITORS’ REPORT ON THE ACCOUNTS.

Resolution 6: Directors’ Remuneration Report

Shareholders are invited to cast their vote on the Directors’ Remuneration Report, in accordance with Section 439 of the Act. The Directors’ Remuneration Report is set out on pages 17 to 26 of the Company’s annual accounts and reports for the year ended 31 December 2024. The vote is advisory in nature and therefore no entitlement to remuneration is conditional on the passing of this resolution.

THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION TO RECEIVE AND APPROVE THE DIRECTORS’ REMUNERATION REPORT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2024.

NOTICE OF 2025 ANNUAL GENERAL MEETING

Appendix A: Directors’ Biography

Cyrille Leperlier (Director, appointed 2018)

Cyrille Leperlier has served as a member of our board of directors since May 2018. He brings to NuCana over 40 years of experience in the pharmaceutical and biotechnology industry. Cyrille Leperlier also served as the Chief Executive Officer of Divlal SAS from June 2020 to November 2022. From 2009 to 2019, Cyrille Leperlier also served as Vice President of Medical Assessment for Corporate Strategy for Sanofi’s Corporate Business Development and M&A Group, where, among other transactions, he was deeply involved in Sanofi’s acquisition of Genzyme. Prior to this role, Cyrille Leperlier served at Sanofi as Medical Director in Japan from 2007 to 2009 and Head of Medical Affairs, International Region from 2004 to 2007. Before joining Sanofi, Cyrille Leperlier was Medical Director and Global Head of Clinical Development at Rhone Poulenc Rorer and previously worked for Takeda in a variety of operational and medical affairs roles. Cyrille Leperlier received an M.D. from the University of Paris, Saint-Antoine School of Medicine and a Master in Human Biology (major in physiology) from the Medical University of Paris. He is a recognized expert in oncology drug development, strategic portfolio prioritization, and business development, with extensive leadership experience at a number of global biotechnology and pharmaceutical companies. We believe that Cyrille Leperlier possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in global drug development and marketing.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF CYRILLE LEPERLIER TO THE BOARD OF DIRECTORS.

Elliott Levy (Director, appointed 2021)

Elliott Levy has served as a member of our board of directors since November 2021. Elliott Levy has served as a Senior Advisor at Boston Consulting Group since May 2021 and as a Venture Partner at 5AM Ventures since April 2022. Elliott Levy was Senior Vice President of Research & Development, Strategy and Operations of Amgen Inc., a biotechnology firm from June 2020 to May 2021. Prior to June 2020, Elliott Levy was also Senior Vice President of Global Development at Amgen Inc. Elliott Levy has served as the Head of Intrepid Alliance, Inc., a non-profit whose objective is to facilitate the development of small molecule therapeutics for future pandemic agents, and as a director and Board Chair of Transcelerate Biopharma, Inc, a non-profit focused on improving and accelerating the development of new therapeutics. Further, Elliott Levy currently serves as a director of Editas Medicines (NASDAQ: EDIT) and Kinaset Therapeutics. Elliott Levy has 24 years’ experience in the clinical development and regulatory approval of investigational medicines in the biopharmaceutical industry. Elliott Levy holds an M.D. from the Yale School of Medicine and a B.A. in History from Yale College. We believe that Elliott Levy possesses specific attributes that qualify him to serve as a member of our board of directors, including extensive experience in clinical development and regulatory approval of investigational medicines in the biopharmaceutical industry.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF ELLIOTT LEVY TO THE BOARD OF DIRECTORS.

Lochside House,

3 Lochside Way,

Edinburgh,

EH12 9DT,

U.K.

T: +44 (0)131 357 1111

E: info@nucana.com

www.nucana.com